SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                 (Amendment No. 3)*


                                DST SYSTEMS, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)


                                     233326107
                                  (CUSIP Number)

                             RICHARD P. BRUENING, ESQ.
                                114 West 11th Street
                           Kansas City, Missouri 64105
                                  816-983-1490
                             816-983-1459 (facsimile)

             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                   June 28, 2000
              (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

------------------------

* This terminates the Schedule 13D, filed by the Reporting Person on March 26, 1997, as amended September 14, 1998 and November 12, 1998, in all material respects.

CUSIP NO.:  233326107          Schedule 13D                    July 10, 2000

             The Reporting Person will dispose of its ownership of the Common Stock of the Issuer through a spin-off of its financial services business. Stilwell Financial Inc., a Delaware corporation ("Stilwell"), is a wholly-owned subsidiary of the Reporting Person. All of the shares of Stilwell are to be distributed by the Reporting Person on July 12, 2000 on a pro rata basis to the shareholders of record of the Reporting Person on June 28, 2000 (the "Spin-off"). The Common Stock formerly owned by the Reporting Person was transferred prior to the Spin-off and is now owned by Stilwell Management, Inc., a Delaware corporation and a wholly-owned subsidiary of Stilwell.

  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  July 10, 2000

SIGNATURE:  /s/ Richard P. Bruening
            ---------------------------------
            Vice President, General Counsel
            And Corporate Secretary